Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for the First Fiscal Quarter of Fiscal 2024

FOSHAN, China, Feb. 5, 2024 /PRNewswire/—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced its unaudited financial results for the first fiscal quarter ended November 30, 2023.

FINANCIAL PERFORMANCE HIGHLIGHTS

First Fiscal Quarter Ended November 30, 2023

(in comparison to the same quarter of the last fiscal year):

RMB in million Except EPS and %	First Fiscal Quarter Ended November 30, 2023	First Fiscal Quarter Ended November 30, 2022	YoY % Change
Revenue	572.7	532.5	7.6%
Gross Profit	203.4	179.8	13.1%
Gross Margin	35.5%	33.8%	1.7%
Operating Income	74.5	64.9	14.8%
Operating Margin	13.0%	12.2%	0.8%
Net Income for the quarter	59.2	42.0	40.9%

Adjusted Gross Profit (1)	206.8	183.6	12.6%
Adjusted Operating Income (2)	77.8	68.7	13.3%
Adjusted Net Income (3) for the quarter	61.9	45.0	37.3%
Adjusted EBITDA (4) for the quarter	90.8	90.1	0.8%

Basic and Diluted Earnings per Share	0.46	0.32	43.8%
Adjusted Basic and Diluted Earnings per Share (5) for the quarter	0.48	0.35	37.1%
Basic and Diluted Earnings per ADS	1.84	1.28	43.8%
Adjusted Basic and Diluted Earnings per ADS (6) for the quarter	1.92	1.40	37.1%

1.	Adjusted gross profit is defined as gross profit excluding amortization of intangible assets.
2.	Adjusted operating income is defined as operating income excluding amortization of intangible assets.
3.	Adjusted net income is defined as net income excluding amortization of intangible assets, and tax effect of amortization of intangible assets.
4.	Adjusted EBITDA is defined as net income excluding interest income/(expense), net, income tax expense/benefit, and depreciation and amortization.
5.	Adjusted basic and diluted earnings per share is defined as adjusted net income attributable to ordinary shareholders (net income attributable to ordinary shareholders excluding amortization of intangible assets, and tax effect of amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares.
6.	Adjusted basic and diluted earnings per American depositary share (“ADS”) is defined as adjusted net income attributable to ADS shareholders (net income attributable to ADS shareholders excluding amortization of intangible assets, and tax effect of amortization of intangible assets) divided by the weighted average number of basic and diluted ADSs.

For more information on these adjusted financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Overseas Schools (CATS Global Schools)

CATS Global Schools included 3 Stafford House locations in UK, 4 CATS Colleges in US and UK, Cambridge School of Visual & Performing Arts and 3 independent boarding schools in UK as of November 30, 2023.

●	For the first fiscal quarter, revenue amounted to RMB252.9 million, representing a 28.4% increase compared to RMB196.9 million in the same fiscal quarter last year, and accounted for 44.2% of the total revenue.

Complementary Education Services

The complementary education services business comprised language training, overseas study counselling, career counselling, study tour and camps as well as international contest training and others.

●	For the first fiscal quarter, revenue amounted to RMB210.0 million, representing a 12.8% increase compared to RMB186.2 million for the same fiscal quarter last year, and accounted for 36.7% of the total revenue.

Domestic Kindergartens & K-12 Operation Services

The domestic kindergartens & K-12 operation services business comprises of for-profit kindergartens and operation services for students of the domestic K-12 schools including catering and procurement services.

●	For the first fiscal quarter, revenue amounted to RMB109.8 million, representing a 26.4% decrease compared to RMB149.4 million for the same fiscal quarter last year, and accounted for 19.1% of the total revenue.

KEY EVENTS

1.	Senior Management Appointments

On Jan. 18, 2024, the Company announced changes and appointments in its management. Mr. Robert Ruolei Niu succeeded Mr. Tim Hongru Zhou and was appointed as the new Chief Executive Officer having previously served as Chief Financial Officer, while Mr. Tim Hongru Zhou continues to serve as chairman of the Board of directors (the “Board”) of the Company. After previously serving as finance director, Ms. Cindy Hui Zhang succeeded Mr. Robert Ruolei Niu and was appointed as the Chief Financial Officer.

2.	2024 Share Incentive Plan

On Jan. 19, 2024, the Board approved the 2024 Share Incentive Plan (the “2024 Plan”) which is effective on the same date. Employees, directors and consultants are eligible to receive Share Awards. The purpose of the Plan, through the granting of Share Awards, is to help the Company to secure and retain services of eligible award recipients provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliates and provide means by which the eligible recipients may benefit from increases in value of the ordinary shares.

MANAGEMENT COMMENTARY

“I consider it an honour to lead Bright Scholar, a premier education service company with abundant market opportunities due to its global presence and network. Additionally, our resilient business model, supported by a diversified portfolio of enterprises adds further strength to our position.” Bright Scholar’s recently appointed Chief Executive Officer, Mr. Robert Roulie Niu, said. “We kicked off fiscal year 2024 with a solid start, making significant strides in revitalizing our businesses. It is particularly evident in the ongoing recovery of our business and operations in UK, leading to notable bottom-line improvements despite the prolonged macroeconomic challenges across our industry. In the first fiscal quarter, we achieved a 7.6% increase in revenue, coupled with sustained improvements of 13.1% in gross profit, 14.8% in operating income, and 40.9% in net income compared to the same quarter in the previous fiscal year.”

“The recovery of Overseas School business remained the strongest, marked by a 28.4% increase in top line revenue during the first fiscal quarter. This segment continues to offer significant opportunities for scaling growth and bottom-line enhancement through increased operating leverage. Meanwhile, the Complementary Education Services segment sustained steady revenue growth, predominantly driven by the recovery of overseas study counselling business, which achieved a 12.8% revenue increase in the first fiscal quarter. Conversely, the Domestic Kindergartens & K-12 Operation Services segment continued its contraction, recording a 26.4% decrease in revenue, aligning with our internal expectations.”

“Our consistent advancement reflects the strength of our diversified business portfolio, underscored by significant progress in operational optimizations and cost efficiencies. These strategic changes and improvements play a central role in our ongoing transformation efforts, aimed at shaping a portfolio of businesses geared towards sustainable revenue growth, enhanced EBITDA and solid cashflow. In conclusion, we have made substantial headway in driving our strategic agenda forward, unwavering in our commitment to accelerate the restructuring of our business portfolio. Our focus remains on nurturing high-growth, high-return businesses while bolstering our financial standing through margin expansion, strengthening our balance sheet, and enhancing cash flows. Our overarching goal is to establish a position of strength, providing ample room to pursue scalable business expansion with sustainable profitability well into fiscal year 2025 and beyond. We firmly believe that this marks a pivotal step in driving forward-looking value creation for our stakeholders in the long term.” Mr. Niu concluded.

UNAUDITED FINANCIAL RESULTS for THE FIRST FISCAL QUARTER ENDED NOVEMBER 30, 2023

Revenue

Revenue for the first fiscal quarter was RMB572.7 million, representing a 7.6% increase from RMB532.5 million for the same fiscal quarter last year.

Overseas Schools: Revenue contribution for the first fiscal quarter was RMB252.9 million, representing a 28.4% increase from RMB196.9 million for the same fiscal quarter last year. The increase was mainly attributable to the recovery of overseas schools’ operation from the pandemic.

Complementary Education Services: Revenue contribution for the first fiscal quarter was RMB210.0 million, representing a 12.8% increase from RMB186.2 million for the same fiscal quarter last year. The increase was mainly attributable to the recovery of overseas study counselling business.

Domestic Kindergartens & K-12 Operation Services: Revenue contribution for the first fiscal quarter was RMB109.8 million, representing a 26.4% decrease from RMB149.4 million for the same fiscal quarter last year.

Cost of Revenue

Cost of revenue for the first fiscal quarter was RMB369.3 million, representing a 4.7% increase from RMB352.6 million for the same fiscal quarter last year.

Gross Profit, Gross Margin and Adjusted Gross Profit

Gross profit for the first fiscal quarter was RMB203.4 million, representing an 13.1% increase from RMB179.8 million for the same fiscal quarter last year. Gross margin for the first fiscal quarter increased to 35.5% from 33.8% for the same fiscal quarter last year.

Adjusted gross profit for the first fiscal quarter was RMB206.8 million, representing a 12.6% increase from RMB183.6 million for the same fiscal quarter last year.

Selling, General and Administrative Expenses

Total SG&A expenses for the first fiscal quarter were RMB138.0 million, representing a 1.3% decrease from RMB139.8 million for the same fiscal quarter last year.

Operating Income, Operating Margin and Adjusted Operating Income

Operating income for the first fiscal quarter was RMB74.5 million, representing a 14.8% increase from RMB64.9 million for the same fiscal quarter last year. Operating margin for the first fiscal quarter increased to 13.0% from 12.2% for the same fiscal quarter last year.

Adjusted operating income for the first fiscal quarter was RMB77.8 million, representing a 13.3% from RMB68.7 million for the same fiscal quarter last year.

Net Income and Adjusted Net Income

Net income for the first fiscal quarter was RMB59.2 million, representing a 40.9% increase from RMB42.0 million for the same fiscal quarter last year.

Adjusted net income for the first fiscal quarter was RMB61.9 million, representing a 37.3% increase from RMB45.0 million for the same fiscal quarter last year.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net earnings per ordinary share attributable to ordinary shareholders for the first fiscal quarter were RMB0.46 and RMB0.46, respectively, as compared to RMB0.32 and RMB0.32, respectively, for the same fiscal quarter last year.

Adjusted basic and diluted net earnings per ordinary share attributable to ordinary shareholders for the first fiscal quarter were RMB0.48 and RMB0.48, respectively, as compared RMB0.35 and RMB0.35, respectively, for the same fiscal quarter last year.

Basic and diluted net earnings per ADS attributable to ADS holders for the first fiscal quarter were RMB1.84 and RMB1.84, respectively, as compared to RMB1.28 and RMB1.28, respectively, for the same fiscal quarter last year.

Adjusted basic and diluted net earnings per ADS attributable to ADS holders for the first fiscal quarter were RMB1.92 and RMB1.92, respectively, as compared to RMB1.40 and RMB1.40, respectively, for the same fiscal quarter last year.

Adjusted EBITDA

Adjusted EBITDA for the first fiscal quarter was RMB90.8 million, representing a 0.8% increase from RMB90.1 million for the same fiscal quarter last year.

Cash and Working Capital

As of November 30, 2023, the Company’s cash and cash equivalents and restricted cash were RMB521.6 million (US$73.1 million), as compared to RMB567.2 million as of August 31, 2023.

Conference Call

BEDU’s management will host a conference call at 8:00 am US Eastern Time (9:00 pm Beijing/Hong Kong Time) on February 6, 2024, to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

Mainland China:	4001-201203
Hong Kong:	800-905945
United States:	1-888-346-8982
International:	1-412-902-4272

*No passcode is needed for the call. Please request to join Bright Scholar Education Holdings Ltd. call as you dial in.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.brightscholar.com/.

Following the earnings conference call, an archive of the call will be available by dialing:

United States Toll Free:	1-877-344-7529
International:	1-412-317-0088
Replay Passcode:	7587259
Replay End Date:	February 13, 2024

CONVENIENCE TRANSLATION

The Company’s reporting currency is Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date, for the convenience of readers. Translations of balances in the condensed consolidated balance sheets, and the related condensed consolidated statements of operations, and cash flows from RMB into U.S. dollars as of and for the quarter ended November 30, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 7.1360, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on November 30, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on November 30, 2023 or at any other rate.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted operating income/(loss), adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders basic and diluted as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) as gross profit/(loss) excluding amortization of intangible assets. We define adjusted EBITDA as net income/(loss) excluding interest income/(expense), net, income tax expense/benefit, and depreciation and amortization. We define adjusted net income/(loss) as net income/(loss) excluding amortization of intangible assets and tax effect of amortization of intangible assets. We define adjusted operating income/(loss) as operating income/(loss) excluding amortization of intangible assets. Additionally, we define adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders/ADS holders (net income/(loss) to ordinary shareholders/ADS holders excluding amortization of intangible assets and tax effect of amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares or ADSs.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly-acquired and long-held business as the related intangibles do not have significant connection to the growth of the business. Therefore, we provide exclusion of amortization of intangible assets to define adjusted gross profit, adjusted operating income/(loss), adjusted net income/(loss), and adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders, basic and diluted.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures include adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted operating income/(loss), adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders basic and diluted. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and without considering the impact of non-operating items such as interest income/(expense), net; income tax expense/benefit; amortization of intangible assets and tax effect of amortization of intangible assets. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income/(expense), net; income tax expense/benefit; depreciation and amortization; share-based compensation expense; and tax effect of amortization of intangible assets, have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, which primarily provides quality international education to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-2991-6814

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	November 30,
	2023	2023
	RMB	RMB	USD

ASSETS
Current assets
Cash and cash equivalents	537,325	492,661	69,039
Restricted cash	28,261	28,639	4,013
Short term investment	-	9,951	1,394
Accounts receivable	19,209	28,685	4,020
Amounts due from related parties, net	188,445	199,809	28,000
Other receivables, deposits and other assets, net	148,679	151,884	21,284
Inventories	5,480	5,160	723
Total current assets	927,399	916,789	128,473

Restricted cash - non-current	1,650	250	35
Property and equipment, net	414,225	393,780	55,182
Intangible assets, net	343,077	334,205	46,834
Goodwill, net	1,328,872	1,313,585	184,079
Long-term investments, net	36,070	36,253	5,080
Prepayments for construction contracts	1,711	712	100
Deferred tax assets, net	1,810	1,645	231
Other non-current assets, net	15,249	15,319	2,147
Operating lease right-of-use assets - non current	1,549,447	1,497,353	209,831
Total non-current assets	3,692,111	3,593,102	503,519
TOTAL ASSETS	4,619,510	4,509,891	631,992

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	November 30,
	2023	2023
	RMB	RMB	USD
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	105,193	143,015	20,042
Amounts due to related parties	311,451	300,867	42,162
Accrued expenses and other current liabilities	279,690	261,263	36,612
Income tax payable	99,367	96,213	13,483
Contract liabilities - current	541,683	441,860	61,920
Refund liabilities - current	17,572	16,962	2,377
Operating lease liabilities - current	125,447	124,897	17,502
Total current liabilities	1,480,403	1,385,077	194,098
Non-current contract liabilities	2,116	3,084	432
Deferred tax liabilities, net	42,093	40,957	5,740
Operating lease liabilities - non current	1,523,242	1,472,116	206,294
Total non-current liabilities	1,567,451	1,516,157	212,466
TOTAL LIABILITIES	3,047,854	2,901,234	406,564

EQUITY
Share capital	8	8	1
Additional paid-in capital	1,697,370	1,697,370	237,860
Statutory reserves	20,155	20,155	2,824
Accumulated other comprehensive income	172,230	154,099	21,595
Accumulated deficit	(473,154)	(418,462)	(58,641)
Shareholders’ equity	1,416,609	1,453,170	203,639
Non-controlling interests	155,047	155,487	21,789

TOTAL EQUITY	1,571,656	1,608,657	225,428
TOTAL LIABILITIES AND EQUITY	4,619,510	4,509,891	631,992

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Three Months Ended November 30,
	2022	2023
	RMB	RMB	USD

Revenue	532,460	572,736	80,260
Cost of revenue	(352,630)	(369,298)	(51,751)

Gross profit	179,830	203,438	28,509
Selling, general and administrative expenses	(139,844)	(137,979)	(19,336)
Other operating income	24,931	9,055	1,269

Operating income	64,917	74,514	10,442
Interest (expense)/income, net	(3,759)	386	54
Investment (loss)/income	(1,463)	995	139
Other income/(expenses)	4,182	(1,196)	(168)

Income before income taxes and share of equity in (loss)/profit of unconsolidated affiliates	63,877	74,699	10,467
Income tax expense	(21,670)	(15,672)	(2,196)
Share of equity in (loss)/profit of unconsolidated affiliates	(183)	183	26

Net income	42,024	59,210	8,297

Net income attributable to non-controlling interests	4,092	4,518	633

Net income attributable to ordinary shareholders	37,932	54,692	7,664

Net income per share attributable to ordinary shareholders
—Basic	0.32	0.46	0.06
—Diluted	0.32	0.46	0.06

Weighted average shares used in calculating net income per ordinary share:
—Basic	118,669,795	118,669,795	118,669,795
—Diluted	118,669,795	118,669,795	118,669,795

Net income per ADS
—Basic	1.28	1.84	0.24
—Diluted	1.28	1.84	0.24

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended November 30,
	2022	2023
	RMB	RMB	USD
Net cash used in operating activities	(26,667)	(23,679)	(3,318)

Net cash generated from/(used in) investing activities	16,337	(17,685)	(2,478)

Net cash used in financing activities	(5,334)	(1,887)	(264)

Effect of exchange rate changes on cash and cash equivalents, and restricted cash	13,398	(2,435)	(342)

Net change in cash and cash equivalents, and restricted cash	(2,266)	(45,686)	(6,402)

Cash and cash equivalents, and restricted cash at beginning of the period	857,784	567,236	79,489

Cash and cash equivalents, and restricted cash at end of the period	855,518	521,550	73,087

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except for shares and per share data)

	Three Months Ended November 30,
	2022	2023
	RMB	RMB	USD
Gross profit	179,830	203,438	28,509
Add: Amortization of intangible assets	3,798	3,322	466
Adjusted gross profit	183,628	206,760	28,975

Operating income	64,917	74,514	10,442
Add: Amortization of intangible assets	3,798	3,322	466
Adjusted operating income	68,715	77,836	10,908

Net income	42,024	59,210	8,297
Add: Amortization of intangible assets	3,798	3,322	466
Add: Tax effect of amortization of intangible assets	(777)	(670)	(94)
Adjusted net income	45,045	61,862	8,669

Net income attributable to ordinary shareholders	37,932	54,692	7,664
Add: Amortization of intangible assets	3,798	3,322	466
Add: Tax effect of amortization of intangible assets	(777)	(670)	(94)
Adjusted net income attributable to ordinary shareholders	40,953	57,344	8,036

Net income	42,024	59,210	8,297
Add: Interest expense/(income), net	3,759	(386)	(54)
Add: Income tax expense	21,670	15,672	2,196
Add: Depreciation and amortization	22,599	16,293	2,283
Adjusted EBITDA	90,052	90,789	12,722

Weighted average shares used in calculating adjusted net income per ordinary share:
—Basic and Diluted	118,669,795	118,669,795	118,669,795

Adjusted net income per share attributable to ordinary shareholders
—Basic	0.35	0.48	0.07
—Diluted	0.35	0.48	0.07

Adjusted net income per ADS
—Basic	1.40	1.92	0.28
—Diluted	1.40	1.92	0.28